

Mail Stop 7010   February 5, 2008

Jian Fu
Chief Executive Officer
Shiner International, Inc.
19/F, Didu Building, Pearl River Plaza,
No. 2 North Longkun Road
Haikou, Hainan Province
China 570125

> **Re: Shiner International, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 31, 2008**
> **File No. 333-148304**

Dear Mr. Fu:

We have limited our review of your filing to those issues we have addressed in our comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the use of Regulation S-B and all forms with an "SB" designation have been discontinued, effective February 4, 2008. If you amend this filing, you must do so on a Form S-1. See Changeover to the SEC's New Smaller Reporting Company System by Small Business Issuers and Non-Accelerated Filer Companies, available at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

2. We note your response to prior comment four. However, it is not clear to us how you determined that equity classification was appropriate for the October 2007 warrants. In this regard, please supplementally tell us how you meet the criteria for equity classification under paragraphs 8 and 12-32 of EITF 00-19.

Combined Statement of Cash Flows, page F-6

3. We note your response to prior comment five and understand that "construction-in-process" consists of costs to install machinery and equipment, as well as costs of construction of access roads and work-shop renovations. In this regard, please

Jian Fu
Shiner International, Inc.
February 5, 2008
Page 2

supplementally explain to us why the amount as of December 31, 2006 is a cash inflow, rather than an outflow.

Financial Statements, page F-1

Note 1 – Organization and Basis of Presentation, pages F-7 and F-24

Organization and Line of Business, pages F-7 and F-24

4. Please revise your disclosure to indicate that Sino Palace Holdings Limited owned 100% of the outstanding equity interests in Hainan Shiner Industrial Co., Ltd. and Hainan Shiny-day Color Printing Packaging Co., Ltd. prior to the date of the reverse acquisition.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235, or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Selig D. Sacks, Esq.
        Pryor Cashman LLP
        410 Park Avenue, 10th Floor
        New York, NY 10022